

SECURLINX CORPORATION ANNUAL REPORT
and
FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2025

SECURLINX CORPORATION
Index to Annual Report

(unaudited)

FINANCIAL STATEMENTS

Securlinx Corporation
INCOME STATEMENT
Current Period:

		Jan 1, 2025 to Dec 31, 2025		Previous Period 2024
Income				
Interest Income	$	2	$	2
Income from Sales	$	22,256	$	41,646
Total Income	**$**	**22,258**	**$**	**41,648**
Cost of Goods Sold	$	-	$	45,572
Gross Profit	**$**	**22,258**	**$**	**(3,924)**
Gross Profit %		**100.00%**		**-9.42%**
Expenses				
General & Admin	$	16,166	$	61,772
Operational Expense	$	40,361	$	7,079
Total Expenses	**$**	**56,527**	**$**	**68,851**
Net Income	**$**	**(34,269)**	**$**	**(72,775)**
Net Income %		**-153.96%**		**-174.74%**

Securlinx Corporation
BALANCE SHEET
Current Period:
12/31/2025

ASSETS		Previous Period 2024
Current Assets:		
Cash in Business Bank Accounts	$455	$1,555
Accounts Receivable (Money Owed to you from Third Parties)	$13,695	$10,788
Market value of Business Inventory	$145,000	$248,000
Total Current Assets	**$159,150**	**$260,343**
Fixed Assets:		
Business Equipment	$12,500	$17,800
Total Fixed Assets	**$12,500**	**$17,800**
Other Assets:		
Trademarks	$26,000	$290,000
Patents	$15,000	$28,000
Total Other Assets	**$41,000**	**$318,000**
Total Assets	**$212,650**	**$596,143**
LIABILITIES		
Short-Term Liabilities:		
Business Credit Card Balances Owed	$30,911	$26,641
Business Lines of Credit Balances Owed	$50,245	$50,918
Accounts Payable	$96,767	$127,000
Total Current Liabilities	**$177,924**	**$204,559**
Long-Term Liabilities:		
Loan from Director	$75,000	$50,000
Total Long-Term Liabilities	**$75,000**	**$50,000**
Other Liabilities		
Convertible Notes	$1,917,281	$1,754,248
Total Other Liabilities	**$1,917,281**	**$1,754,248**
Total Liabilities	**$2,170,205**	**$2,008,807**
Total Equity	**-$1,957,555**	**-$1,412,664**

STATEMENT OF CHANGES IN EQUITY

Securlinx Corporation STATEMENT OF CHANGES IN EQUITY Current Period: 12/31/2025	Number of shares Common	Number of Shares Preferred Class A	Number Shares at Conversion	Convertible Debt $	Number Shares at Conversion	Total Number of Shares Fully Diluted
Balance as of January 1, 2025	27,131,745	9,236,607	32,499,642	1,754,248	3,508,496	63,139,883
Issued Common						
Issued Preferred A		690,000	1,380,000			1,380,000
Convertible Debt		-		206,000	412,000	412,000
Balance as of December 31, 2025	27,131,745	9,926,607	33,879,642	1,960,248	3,920,496	64,931,883

NOTES TO FINANCIAL STATEMENT
AS OF December 31, 2024
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SECURLINX CORPORATION was formed on April 1, 2004 ("Inception") in the State of DELAWARE.   The balance sheet of SECURLINX CORPORATION (which may be referred to as the "Company," "Securlinx," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ft. Myers, FL.

We design and deploy biometric identity solutions that improve security while reducing complexity, costs and risks. We take an enterprise-wide approach that centralizes the collection and management of all types of biometric, whether a fingerprint, palm vein, facial image or iris scan.

Our powerful solutions open the way for your organization to drive critical identity verification functions across all your operations and processes from a single platform, integrating your systems, devices and workflow. That translates into a simpler, faster, more reliable way to validate and communicate identity data with confidence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

THE COMPANY'S BUSINESS INVOLVES ELEMENTS OF RISK. IN MANY INSTANCES, THESE RISKS ARISE FROM FACTORS OVER WHICH THE COMPANY HAS LITTLE OR NO CONTROL. SOME ADVERSE EVENTS MAY BE MORE LIKELY THAN OTHERS AND THE CONSEQUENCE OF SOME ADVERSE EVENTS MAY BE GREATER THAN OTHERS. NO ATTEMPT HAS BEEN MADE TO RANK RISKS IN THE ORDER OF THEIR LIKELIHOOD OR POTENTIAL HARM. EACH SUBSCRIBER IS URGED AND EXPECTED TO CONSULT WITH SUCH SUBSCRIBER'S OWN ADVISOR OR ADVISORS FOR ASSISTANCE IN EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE UNITS. IN ADDITION TO THOSE RISKS ENUMERATED ELSEWHERE IN THIS MEMORANDUM, SUBSCRIBERS SHOULD ALSO CAREFULLY CONSIDER THE FOLLOWING FACTORS:

The Company cannot reasonably project future gains or losses due to the nature of the operations of the Company.
The Company is principally an intellectual property holding company that anticipates all future revenues shall be due to the efforts of the Company to realize and protect certain intellectual properties, license such intellectual property, and acquire or be acquired by another business entity.

The Company's investment in the Affiliates could adversely affect the financial condition of the Company.
None of the Affiliates of the Company are profitable nor can the Company provide any assurance of the profitability of any of the Affiliates in the future. As a result, the investments by the Company in the Affiliates could be substantially negatively affected and, as a result, the financial condition could be adversely affected.

Our revenue model may change.
Our success depends on our ability to generate revenue from multiple sources. We may not be able to successfully generate revenue. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

Efforts to patent critical technologies and maximize registration of intellectual property may not be successful.
New patent activity from other companies could affect and alter the ability to obtain and license proprietary properties. Additionally, the possibility exists that our efforts could infringe on the proprietary rights of other persons or parties. Competitive patent activity is always a risk, and U.S. patent applications are unpublished for one year. Although the Company intends to protect its rights with respect to intellectual property, the Company cannot provide any assurance that such activities will be successful or that the Company's efforts will not adversely affect the operations of the Company.

There is no minimum offering and additional financing may be required.
The Company may sell some or all of the Units offered hereby at different times over the term of this Memorandum. There is no minimum amount required for the Company to close on any subscriptions. If less than the maximum number of Units are sold in this Offering and the Company is unable to obtain alternative sources of financing, the operations of the Company would be constrained and would require an even greater amount of additional financing than would be required if the maximum number of Units were sold. In such event, the investors in this Offering will be subject to greater risk than would be the case if the maximum number of Units were sold. The Company anticipates that it may require additional financing immediately after the termination of this Offering to meet the demands of its expected growth.

The Company cannot ensure that an investor will qualify for favorable tax benefits as a result of an investment in the Company.

Each investor in the Company is urged to consult with his or her tax advisor regarding the applicability of any and all tax effects from investing in the Company.

The Company's market is subject to rapid change and advancements in new technology.
The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge.

The Company is subject to personnel risks.
Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis.

Shares available for future issuance may dilute your investment.
In the aggregate, and assuming this Offering is fully subscribed, the Company will have seventy million (70,000,000) shares issued and outstanding, on a fully diluted basis. The Company may authorize the issuance of additional shares in the future. Except as otherwise set forth in this Memorandum, its attachments and exhibits, or as set forth in the Company's Operating Agreement, the availability of these shares and their potential future issuance may be dilutive and could adversely affect the value per Share of the Stock. The Company could also issue shares at a later date at less than the Offering price set forth in this Memorandum.

The offering price was arbitrarily determined.
The Offering price for the Units has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Units offered herein.

Restricted Securities; Lack of Public Market.
The sale of the Units offered hereby has not been registered under the Securities Act or any state securities laws and, accordingly, the Units will constitute "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Units may not be offered, sold or otherwise transferred, encumbered or hypothecated unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. The holders of the Units will have no rights to require the Company to register the Units under the Securities Act. Potential investors, therefore, may find it difficult or impossible to liquidate their investment at a time when they desire to do so and, consequently, must be prepared to hold the Units for an indefinite period of time.

New market entrants pose a threat to our business.
Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition.

Our business may require us to develop certain strategic alliances for commercialization of certain research and development.

We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

The operations of the Company are speculative, may be unprofitable, and may result in the total loss of your investment.

The operations of the Company and their related operations are speculative and involve the possibility of a total loss of investment. The Company's operations and activities may be unprofitable due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Market conditions may make raising future capital difficult.

A significant downturn in the national or global economy may cause a general disinclination to invest in companies such Securlinx Corporation. Consequently, investors may be reluctant to invest in us in further rounds of financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, we may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company making debt service and borrowing more difficult or financially unsustainable.

Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Our business could grow too rapidly for us to effectively manage the growth.

Our ability to successfully implement our business plan requires an effective planning and growth-management process. If we are unable to manage our growth, we may not be able to implement our business plan, and our business may suffer as a result. We expect that we will have to expand our business to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce. We can give no guarantee that we will be successful in these efforts.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from our middleware platform transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.001.

We have authorized the issuance of 10,000,000 shares of our Preferred A stock with par value of $0.001.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 10, 2026. There have been no other events or transactions during this time that would have a material effect on the balance sheet.


SECURLINX CORPORATION
CEO CERTIFICATION
AS OF December 31, 2025


I, Barry Hodge, the Chief Executive Officer of Securlinx Corporation, hereby certify that the financial statements of Securlinx Corporation and notes thereto for the period ending December 31, 2025included in this Annual Report are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 10, 2026

_____ (Signature)
Chairman and Chief Executive Office